August 11, 2006
Linda van Doom
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:  Arbor Realty Trust, Inc.
Form 10-K for the year ended December 31, 2005
File No. 001-3236
Dear Ms. Van Doom:
Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated July 24, 2006 (the “Comment Letter”) regarding the Form 10-K of the Company for the year ended December 31, 2005 (the “Filing”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter. Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.
Form 10-K for the year ended December 31, 2005
Note – Investment in Equity Affiliates, pages 70 – 74
1.	We note that in 2005, Prime Outlets Member, LLC refinanced the debt on a portion of the assets in its portfolio and as a result, you received a $36.5 million distribution. We also note that upon receipt of this distribution, you allocated portions to interest income, return of equity, income from equity affiliates, and deferred revenue. Please provide us with a more detailed description of the methodology you used for determining how to properly allocate this distribution.
The Company collectively has a 24.2% economic interest in Prime Outlets Member, LLC “Prime”. 7.5% is an equity investment which the Company received as a result of investing $2.1 million in Prime that was recorded as an investment in equity affiliate, and 16.7% is an equity kicker interest associated with a $30.1 million mezzanine loan that the Company had outstanding to Prime. The equity kicker interest is recorded as interest income as it is earned. When Prime refinanced the debt on a portion of the assets in the portfolio, the Company received a distribution of $36.5 million in accordance with Primes operating agreement, of which $23.5 million related to the 16.7% equity kicker interest and $13.0 million related to the 7.5% equity investment. In addition, the Company guaranteed
24.2%, or $9.2 million, of a $38 million guarantee on the refinanced debt. Of the $23.5 million distribution related to the 16.7% equity kicker interest the Company allocated $6.3 million to deferred revenue for the pro-rata portion of the $9.2 million guarantee (16.67%/24.2%=69%x$9.2=$6.3) and $17.2 million to interest income. Of the $13.0 million distribution related to the 7.5% equity investment, the Company allocated $2.1 million to investment in equity affiliates as a return of invested capital representing the full amount of the capital invested, $2.9 million to deferred revenue for the pro-rata portion of the $9.2 million guarantee (7.5%/24.2%=31%x$9.2=$2.9) and $8.0 million to income from equity affiliates.
2.	With respect to the 200 Fifth LLC equity method investment, please tell us what consideration you gave to presenting summarized income statement data in addition to summarized balance sheet data.
The Company presented summarized balance sheet data with respect to the equity investment in 200 Fifth LLC because the equity investment combined with loans outstanding to 200 Fifth LLC in the aggregate was greater than 10% of the Company’s total assets as of December 31, 2005. The Company did not include summarized income statement information because the project is under development and any income statement activity was deemed to be incidental operations as defined by Financial Accounting Standard No. 67. The income generated by the incidental operations has been recorded as a reduction to the development cost of the project.
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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing and further acknowledges that comments from the Staff or changes to disclosure in the Filing in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the Filing. The Company will not assert any comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (516) 832-7422.
Sincerely,
/s/  Paul Elenio

Paul Elenio
Chief Financial Officer